U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC  20549

                              FORM 10-SB AMENDED

                 General Form For Registration of Securities
                of Small Business Issuers Under Section 12(b)
                    or 12(g) of the Securities Act of 1934


                            CLARION INTERNET, INC.
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                (Name of Small Business Issuer in its Charter)


Nevada,  U.S.A.                                                     33-0860027
(State or other Jurisdiction                                     (IRS Employer
of Incorporation or Organization)                          Identification No.)


44489 Town Center Way, Suite D487, Palm Desert, California               92260
(Address of Principal Executive Offices)                            (Zip Code)


Issuer's Telephone Number                                       (760) 342-8040


Securities to be registered under Section 12(b) of the Act:

Title of Each Class                             Name of Each Exchange on Which
to be so Registered:                           Each Class is to be Registered:



Securities to be registered under Section 12(g) of the Act:

                                 Common Stock
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                               (Title of Class)

FORWARD LOOKING STATEMENTS

CAUTIONARY NOTICE REGARDING FORWARD LOOKING STATEMENTS

     Clarion Internet, Inc., a new e-Commerce company ("Clarion" or the "Company" or the "Registrant") cautions readers that certain important factors may affect the Company's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Document or that are otherwise made by or on behalf of the Company. For this purpose, any statements contained in the Document that are not statements of historical fact may be deemed to be forward-looking statements. This Registration contains statements that constitute "forward-looking statements." These forward-looking statements can be identified by the use of predictive, future-tense or forward-looking terminology, such as "believes," "anticipates," "expects," "estimates," "plans," "may," "will," or similar terms. These statements appear in a number of places in this Registration and include statements regarding the intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) trends affecting the Company's financial condition or results of operations for its limited history; (ii) the Company's business and growth strategies; (iii) the Internet and Internet commerce; and, (iv) the Company's financing plans. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve significant risks and uncertainties, and that actual results may differ materially from those projected in the forward-looking statements as a result of various factors. Factors that could adversely affect actual results and performance include, among others, the Company's limited operating history, dependence on continued growth in the use of the Internet, the Company's inexperience with the Internet, potential fluctuations in quarterly operating results and expenses, security risks of transmitting information over the Internet, government regulation, technological change and competition.

     The accompanying information contained in this Registration, including, without limitation, the information set forth under the heading "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" identifies important additional factors that could materially adversely affect actual results and performance. All of these factors should be carefully considered and evaluated. All forward-looking statements attributable to the Company are expressly qualified in their entirety by the foregoing cautionary statement. Any forward-looking statements in this report should be evaluated in light of these important risk factors. The Company is also subject to other risks detailed herein or set forth from time to time in the Company's filings with the Securities and Exchange Commission.

               INFORMATION REQUIRED IN REGISTRATION STATEMENT

Part I
------
Item 1.  Description of Business
Item 2.  Management's Discussion and Analysis or Plan of Operation
Item 3.  Description of Property
Item 4.  Security Ownership of Certain Beneficial Owners and Management
Item 5.  Directors, Executive Officers, Promoters and Control Persons
Item 6.  Executive Compensation
Item 7.  Certain Relationships and Related Transactions
Item 8.  Description of Securities


Part II
-------
Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters
Item 2.  Legal Proceedings
Item 3. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure
Item 4.  Recent Sales of Unregistered Securities
Item 5.  Indemnification of Directors and Officers


Part F/S
--------
Item 1.  Financial Statements


Part III
--------
Index to Exhibits
Signatures
Exhibits


Except where the context otherwise requires, all references in this Registration to (a) the "Registrant" or the "Company" or "Clarion" refer to Clarion Internet, Inc., a Nevada corporation, (b) the "Web" refer to the World Wide Web and (c) the "site" refer to the Company's website at "www.DesertYellowPages.com".


                                    PART I

     ITEM 1.   DESCRIPTION OF BUSINESS.

     (a) Business Development and Organizational Activities. Clarion Internet, Inc. ("Clarion" or the "Company"), was incorporated in the State of Nevada on January 9, 1999. The Company is in its development stage, organizing and preparing to offer an easily-accessible, high exposure Internet presence to small and growing businesses through its electronic Internet directory website located at "www.DesertYellowPages.com". Accordingly, the Company has a limited operating history upon which an evaluation of the Company, its current business and its prospects can be based, each of which must be assessed in light of the risks, expenses and problems frequently encountered by all companies in the early stages of development, and particularly by such companies entering new and rapidly developing markets like the Internet.

     Such risks include, without limitation, the lack of broad acceptance of the company's products and services on the Internet, the possibility that the Internet will fail to achieve broad acceptance, the inability of the Company to generate significant e-Commerce-based revenues from Internet customers, the Company's inability to anticipate and adapt to a developing market, the failure of the Company's network infrastructure (including its server, hardware and software) to efficiently handle its Internet traffic, changes in laws that adversely affect the Company's business, the ability of the Company to manage its operations, including the amount and timing of capital expenditures and other costs relating to the expansion of the Company's operations, the introduction and development of different or more extensive Internet directories by direct and indirect competitors of the Company, including those with greater financial, technical and marketing resources, the inability of the Company to maintain and increase levels of traffic on its website, the inability of the Company to attract, retain and motivate qualified personnel and general economic conditions.

     (b) Business of Issuer.

     Industry Background

     Global commerce and the online exchange of information is new and evolving, and it is difficult to predict with any assurance whether the Web will prove to be a viable commercial marketplace in the long term. The Web has experienced, and is expected to continue to experience, significant growth in the numbers of users and amount of traffic. To the extent that the Web continues to experience increased numbers of users, frequency of use or increased bandwidth requirements of users, there can be no assurance that the Web infrastructure will continue to be able to support the demands placed on it by this continued growth or that the performance or reliability of the Web will not be adversely affected.

     Industry estimates indicate, according to a Myers Group study, that spending on Internet advertising in the United States will grow from $2 billion in 1999 to $32 billion in 2005. According to a report by Forrester Research, money spent worldwide for Internet advertising will reach $33 billion. The Internet has become a compelling advertising vehicle that provides advertisers with targeting tools not available from traditional advertising media. Research by Jupiter Communications predicts that by 2003, the amount of money spent on online advertising will exceed that spent in some traditional media. The interactive nature of the Internet and the development of "click-through" advertising banners and other feedback tools enable advertisers to measure impression levels, establish a dialogue with users and receive "real-time" direct feedback from their target markets.

     Such feedback provides advertisers with an effective means to measure the attractiveness of their offerings among targeted audiences and make modifications to their advertising campaigns on short notice. Community sites are generally able to provide advertisers significantly more information regarding consumers than other websites because they collect detailed demographic data and facilitate the development of user-created affinity groups. The ability to target advertisements to broad audiences, specific regional populations, affinity groups or individuals makes community website advertising a highly versatile and effective tool for delivering customized and cost-effective messages. One indicator of the Internet's popularity as an advertising medium is the growing number and diversity of Internet advertisers.

     Most early Internet advertisers were technology and Internet-related companies. Today, a growing number of Internet advertisers consist of traditional, consumer product and service companies. The diverse audience of users accessing community sites has made such sites especially attractive to consumer product and service companies advertising on the Internet. The Company believes that this trend should continue, and that a wide variety of companies outside the technology and Internet industries, such as financial services, consumer goods, automotive and pharmaceutical companies, are or will be increasingly using the Internet, and Internet directory sites in particular, to advertise.

     The Internet allows marketers to collect meaningful demographic information and feedback from consumers, and to rapidly respond to this information with new messages. This offers a significant new opportunity for businesses to increase the effectiveness of their direct marketing campaigns. In traditional media, a significant portion of all advertising budgets is spent on direct marketing because of its effectiveness. However, the effectiveness of direct marketing campaigns is dependent upon the quality of consumer data used to develop and place complementary products or services. If and as facilities are developed and the Web becomes a viable commercial marketplace in the long term, the Company might be required to incur substantial expenditures in order to adapt its services to changing Web technologies, which could have a material adverse effect on the Company's business, results of operations and financial condition.

     DesertYellowPages.com

     The Company's business is in developing a single point of contact, one-stop operation for the creation of an Internet presence. The Company will target, in particular, those existing, not-on-line "legacy" companies, i.e., companies having older equipment or no web presence. Such businesses are often aware of the Internet but do not have an understanding of how to apply and use the Internet as a business tool. Clarion Internet is in the development stage of offering a desert Internet directory of Coachella Valley businesses. The Company's website, which is under development and not yet functional, will provide listings of local businesses in an electronic Internet "yellow pages"-type directory, allowing them to showcase their products and services, provide contact information and, if desired, links to additional web pages, designed and/or hosted by Clarion for an additional fee. This means that business owners will be able to come to a single source, Clarion, to receive all the help necessary to advertise and provide exposure for their business, and, if desired, to build and maintain a company website.

     Clarion will contract with a client company to prepare that company's business information for presentation in an electronic format, design a website and various web pages, determine and create appropriate search response requests and information delivery mechanisms, create site visitor information analysis algorithms, provide data storage and retrieval, as necessary, create links to existing portals and "bannering" based upon the client's desire to pay for commercial advertising, update the client's information on a real-time basis, and provide liaison or direct service through affiliated Internet Service Providers. Such services will be performed by, or under the supervision of, Mr. Matt Blansett, the Company's president, who is an expert and instructor of Internet website design. The use of independent contractors may or may not be necessary depending upon the breadth, scope and detail of the websites required by the Company's clients, as well as volume of the Company's business. Furthermore, as the Company is not an Internet Service Provider ("ISP"), it is presently in discussions with GTE, Internet Technology Institute and Starhost as potential ISP and web hosting service providers.

     Initially, most of the Company's new business will derive from direct sales, from referrals and from print advertising in local publications such as the Desert Sun, Palm Springs Magazine and the White Pages. The Company's marketing strategy will include door-to-door sales and introductions, whereby a representative of Clarion will go directly to the prospective client's business. As many of the Company's target business clients do not presently have any web presence, the ease of acquiring such a web presence by listing with Clarion's "Desert Yellow Pages" should generate interest from business owners who wish to advertise on the Internet.

     The Company's expansion strategy will also include attending business functions, often sponsored by local organizations such as the Desert Chamber of Commerce, the Greater Palm Springs Convention and Visitors Bureau, the Rotary, the Riverside Economic Development Department and other such associations, where many of the local business owners gather to discuss business and to solicit sales and referrals.

     Although the Internet industry is extremely competitive, there are few local Internet-related service providers in the Coachella Valley, where the Company is located, and still fewer providers geared towards small and expanding businesses. There are currently only three local Internet Service Providers in the Company's general vicinity and approximately one dozen web design firms. Clarion Internet is in the process of developing a "Desert Yellow Pages" to be available on the Internet. This listing service will be presented in a electronic Internet "yellow pages"-type directory allowing businesses to list their services and products and contact information, as well as links to other hosted web pages for their particular business. No such service is currently provided in the Company's locale, and as such, the Company's potential for expansion is great. The Company has already contacted several businesses and received commitments for listing on the Company's Internet "Desert Yellow Pages".

     Government Regulation.

     Although the law relating to the liability of online companies is currently unsettled, the Company does not presently anticipate the need for any governmental approval for its products or services. It is possible that claims could be made against online e-Commerce companies under both United States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their website. If government regulation becomes a factor and approval of the Company's products and/or services becomes necessary at some point in the future, the Company will seek such approval at the appropriate time.

     Employees.

     As of July 27, 1999, the Company has two part-time employees, one President and one Secretary. The Company is also presently in discussions with potential employees for commission-based sales positions, with marketing companies to assist with the design and production of Company brochures and sales material, with Internet providers to optimize web technology and with individuals to assist in website design. As projects are undertaken, the Company intends to hire independent contractors to staff projects, as and if necessary.

     (i) The Company's performance is substantially dependent on the performance of its President, Matthew Blansett, and its corporate Secretary, Shirley Bethurum. In particular, the Company's success depends on their ability to develop, design and market the Company's website.

     (ii) The Company does not carry key person life insurance on any of its personnel. The loss of the services of any of its executive officers or other key employees could have a material adverse effect on the business, results of operations and financial condition of the Company. The Company's future success also depends on its ability to retain and attract highly qualified technical and managerial personnel, if and when the need for such personnel arises.

     (iii) There can be no assurance that the Company will be able to retain its key managerial and technical personnel or that it will be able to attract and retain additional highly qualified technical and managerial personnel in
the future.   The inability to attract and retain the technical and managerial personnel necessary to support the growth of the Company's business, due to, among other things, a large increase in the wages demanded by such personnel, could have a material adverse effect upon the Company's business, results of operations and financial condition.

     (c) Risk Factors.

     Anticipated Losses for the Foreseeable Future.

     The Company has not achieved profitability to date, and the Company anticipates that it will continue to incur net losses for the foreseeable future. The extent of these losses will depend, in part, on the amount of growth in the Company's revenues from sales of its products and services, and the possibility of advertising revenues on its website. The Company expects that its operating expenses will increase significantly during the next several years, especially in the areas of sales and marketing, and brand promotion. Thus, the Company will need to generate increased revenues to achieve profitability. To the extent that increases in the Company's operating expenses are not accompanied by commensurate increases in revenues, or the Company is unable to adjust its operating expense levels accordingly, the Company may not be able to achieve or sustain profitability. Furthermore, there can be no assurances that the Company's operating losses will not increase in the future or that it can ever achieve or sustain profitability.

     Dependence on Continued Growth and Viability of the Internet.

     The Company's future success is substantially dependent upon continued growth in the use of the Internet. To generate product sales, advertising sales and e-Commerce service fees for Clarion, the Internet's recent and rapid growth must continue, and e-Commerce on the Internet must become widespread. None of these can be assured. The Internet may prove not to be a viable commercial marketplace. Additionally, due to the ability of consumers to easily compare prices of similar products or services on competing websites, gross margins for e-Commerce transactions may narrow in the future and, accordingly, the Company's revenues from e-Commerce arrangements may decline. If use of the Internet does not continue to grow, the Company's business, results of operations and financial condition would be materially and adversely affected. Additionally, to the extent that the Internet continues to experience significant growth in the number of users and the level of use, there can be no assurance that its technical infrastructure will continue to be able to support the demands placed upon it. The necessary technical infrastructure for significant increases in e-Commerce, such as a reliable network backbone to minimize the occurrence and/or risk of Internet disruptions, may not be timely and adequately developed. In addition, performance improvements, such as high-speed modems, may not be introduced in a timely fashion. Furthermore, security and authentication concerns with respect to transmission over the Internet of confidential information, such as credit card numbers, may remain. Issues like these could lead to resistance against the acceptance of the Internet as a viable commercial marketplace. Also, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services could result in slower response times and adversely affect usage of the Internet. Demand and market acceptance for recently introduced services and products over the Internet are subject to a high level of uncertainty, and there exist few proven services and products.

     The Internet may not be commercially viable in the long term for a number of reasons, including potentially inadequate development of the necessary network infrastructure or delayed development of enabling technologies, performance improvements and security measures. To the extent that the Internet continues to experience significant growth in the number of users, their frequency of use or their bandwidth requirement, there can be no assurance that the infrastructure for the Internet and other online services will be able to support the demands placed upon them. In addition, the Internet or other online services could lose their viability due to delays in the development or adoption of new standards and protocols required to handle increased levels of Internet or other online service activity, or due to increased governmental regulation. Changes in or insufficient availability of telecommunications services to support the Internet or other online services also could result in slower response times and adversely affect usage of the Internet and other online services generally and DesertYellowPages.com in particular. If use of the Internet and other online services does not continue to grow or grows more slowly than expected, if the infrastructure for the Internet and other online services does not effectively support growth that may occur, or if the Internet and other online services do not become a viable commercial marketplace, the Company's business, results of operations and financial condition could be adversely affected.

     Dependence on Third-Party Relationships.

     The Company will be significantly dependent on a number of third-party relationships to increase traffic to DesertYellowPages.com. Although the Company's website does not require links from other websites in order to be functional and/or generate a profit. However, as such links could potentially increase traffic to the Company's website, the Company may seek to establish relationships with other website operators to provide links to the Company's DesertYellowPages.com.

     The Company does not presently have any agreements in place with any website operators that provide links to DesertYellowPages.com, and, even if the Company can establish such relationships, the other website operators may terminate the links at any time without notice to the Company. There can be no assurance that third parties will regard their relationship with the Company as important to their own respective businesses and operations.

     There can be no assurance that the Company will ever develop such relationships with third parties to supply the Company with links to their website. In particular, the elimination of a pre-installed bookmark on a Web browser that directs traffic to the Company's website could significantly reduce traffic on the Company's website, which would have a material adverse effect on the Company's business, results of operations and financial condition.

     Risk of System Failures.

     The Company's ability to facilitate trade successfully through its website and to provide high quality customer service, depends upon the efficient and uninterrupted operation of its computer and communications through its designated Internet Service Provider (ISP). These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events. The Company does not have fully redundant systems or a formal disaster recovery plan and does not carry business interruption insurance to compensate it for losses that may occur. The Company has identified alternative providers of hosting services in the event that its ISP's services malfunction. Despite any precautions taken by, and planned to be taken by the Company, the occurrence of a natural disaster or other unanticipated problems with its ISP could result in interruptions in the services provided by the Company.

     In addition, the failure by the ISP to provide the data communications capacity required by the Company, as a result of human error, natural disasters or other operational disruption, could result in interruptions in the Company's service. Any damage to or failure of the systems of the Company could result in reductions in, or terminations of, the Company's service, which could detrimentally affect the Company's business, results of operations and financial condition. In the case of frequent or persistent system failures, the Company's reputation and name brand could also be adversely affected. Although the Company has implemented certain network security measures, the Company and its ISP are also vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer postings and transactions. In addition, although the Company works to prevent unauthorized access to Company data, it is impossible to eliminate this risk completely. The occurrence of any or all of these events could have a long-term negative impact on the Company's business, results of operations and financial condition.

     Competition.

     The market for Internet business directories is relatively new, rapidly evolving and intensely competitive, and the Company expects competition to intensify further in the future. Barriers to entry are relatively low, and current and new competitors can launch new sites at a relatively low cost using commercially-available software. The Company potentially competes with a number of other companies marketing similar business directories over the Internet. Competitive pressures created by any of the Company's competitors, could damage the Company's business, results of operations and financial condition. The Company believes that the principal competitive factors in its market are volume and selection of business listings, population of Internet users, community cohesion and interaction, customer service, reliability of delivery and payment by users, brand recognition, website convenience and accessibility, price, quality of search tools and system reliability. Some of the Company's potential competitors have longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing, technical and other resources than the Company. In addition, other online directory listing services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as use of the Internet and other online services increases.

     Therefore, certain of the Company's competitors with other revenue sources may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to website and systems development than the Company or may try to attract traffic by offering services for free. Increased competition may result in reduced operating margins, loss of market share and diminished value in the Company's brand recognition. There can be no assurance that the Company will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, the Company may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on its business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on the Company by enabling the Company's competitors to offer a lower-cost service. Certain Web-based applications that direct Internet traffic to certain websites may channel users to directory services that compete with the Company. Although the Company plans to establish arrangements with online services and search engine companies, there can be no assurance that these arrangements will ever be established or renewed on commercially reasonable terms or that they will otherwise bring traffic to the Company's website. In addition, companies that control access to transactions through network access or Web browsers could promote the Company's competitors or charge the Company substantial fees for inclusion. Any and all of these events could have a material adverse effect on the Company's business, results of operations and financial condition.

     Potential Fluctuations in Operating Results; Quarterly Fluctuations.

     The Company's operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside of the Company's control, including but not limited to system and operational vulnerability to damage or interruption due to earthquakes, floods, fires, power loss, telecommunication failures, break-ins, sabotage, intentional acts of vandalism and similar events, as well as changes in the competitive environment. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing (e.g., increase/reduction in rates for DesertYellowPages.com listings and/or services), marketing decisions (e.g., increase/reduction in advertising) or acquisitions (e.g., acquisition of competitors) that could have a material short-term or long-term adverse effect on the Company's business, results of operations and financial condition. In particular, in order to accelerate the promotion of Clarion, the Company intends to market its website, which may have a negative impact on the Company's operating results for that period, especially if the marketing efforts do not yield positive results. The Company believes that it may experience seasonality in its business, with use of the Internet and Clarion's services being somewhat lower during the summer vacation and year-end holiday periods. Advertising impressions (and therefore revenues) may be expected to decline accordingly in those periods. Additionally, seasonality may significantly affect any potential advertising revenues during the first and third calendar quarters, as advertisers historically spend less during these periods.

     There can be no assurance that such patterns will not have a material adverse effect on the Company's business, results of operations and financial condition. In addition to selling its brands, it is the Company's strategy to generate additional revenues through e-Commerce arrangements including allowing other companies to advertise on the Company's website. However, there can be no assurance that the Company will receive any meaningful revenues under these agreements in the future. The foregoing factors, in some future quarters, may lead the Company's operating results to fall below expectations.

     Risk Of Capacity Constraints And Systems Failures.

     A key element of the Company's strategy is to generate a volume of user traffic to its website. The Company's ability to attract customers and to achieve market acceptance of its DesertYellowPages.com product depends significantly upon the performance of the Company and its network infrastructure (including its server, hardware and software). Any system failure that causes interruption or slower response time of the Company's products and services could result in less traffic to the Company's website and, if sustained or repeated, could reduce the attractiveness of the Company's products. An increase in the volume of user traffic could strain the capacity of the Company's technical infrastructure, which could lead to slower response time or system failures, and could adversely affect the ability of potential users to access the Company's website, thereby reducing the Company's advertising revenues. In addition, as the number of Web pages on and users of DesertYellowPages.com increases, there can be no assurance that the Company and its technical infrastructure will be able to grow accordingly, and the Company faces risks related to its ability to scale up to its anticipated customer levels while maintaining superior performance. Any failure of the Company's server and networking systems to handle current or higher volumes of traffic would have a negative impact on the Company's business, results of operations and financial condition. The Company is also dependent upon third parties to provide potential users with Web browsers and Internet and online services necessary for access to its site. In the past, Internet users have occasionally experienced difficulties with Internet and online services due to system failures, including failures unrelated to the
Company's systems.   Any disruption in Internet access provided by third
parties could have a material adverse effect on the Company's business, results of operations and financial condition. The Company's operations are dependent in part upon its ability to protect its operating systems against damage from human error, fire, floods, power loss, telecommunications failures, break-ins and similar events. The Company does not presently have redundant, multiple-site capacity in the event of any such occurrence. The Company's servers are also vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with the Company's computer systems. The occurrence of any of these events could result in interruption, which could have a detrimental effect on the Company's business, results of operations and financial condition. In addition, the Company's reputation could be materially and adversely affected.

     Risks Associated With New Services, Features and Functions.

     There can be no assurance that the Company will be able to expand its operations in a cost-effective or timely manner or that any such efforts would maintain or increase overall market acceptance. Furthermore, any new product or service launched by the Company that is not favorably received by consumers could damage the Company's reputation and diminish the value of its brand name. Expansion of the Company's operations in this manner would also require significant additional financial and operational resources. The lack of market acceptance of the Company's products and services could result in the Company's inability to generate satisfactory revenues and its inability to offset their costs could have a material adverse effect on the Company's business, results of operations and financial condition.

     Online Commerce Security Risks.

     A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. The Company will rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including, if necessary, customer credit card numbers. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the technology used by the Company to protect customer transaction data.

     If any such compromise of the Company's security were to occur, it could have damage the Company's reputation and, consequently, its business, results of operations and financial condition. Furthermore, a party who is able to circumvent the Company's security measures could misappropriate proprietary information or cause interruptions in the Company's operations. The Company may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Concerns over the security of transactions conducted on the Internet and other online services and the privacy of users may also inhibit the growth of the Internet and other online services generally, especially as a means of conducting commercial transactions. To the extent that activities of the Company involve the storage and transmission of proprietary information, such as credit card numbers, security breaches could damage the Company's reputation and expose the Company to a risk of loss or litigation and possible liability. There can be no assurance that the Company's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on the Company's business, results of operations and financial condition.

     Effect of Existing or Probable Government Regulations.

     Government legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. The imposition upon the Company and other online providers of potential liability for information carried on or disseminated through their services could require the Company to implement measures to reduce its exposure to such liability, which may require the Company to expend substantial resources and/or to discontinue certain service offerings. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could impact the growth of Internet use.

     The Company does not believe that existing regulations, most of which were adopted prior to the advent of the Internet, govern the operations of the Company's business nor have any claims been filed by any state implying that the Company is subject to such legislation. There can be no assurance, however, that State government will not attempt to impose these regulations upon the Company in the future or that such imposition will not have a material adverse effect on the Company's business, results of operations and financial condition. Several States have also proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has also recently settled a proceeding with one online service regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new legislation, could create uncertainty in the marketplace that could reduce demand for the services of the Company or increase the cost of doing business as a result of litigation costs or increased service delivery costs, or could in some other manner have a detrimental effect on the Company's business, results of operations and financial condition. In addition, because the Company's services are accessible worldwide, and the Company may facilitate sales of goods to users worldwide, other jurisdictions may claim that the Company is required to qualify to do business as a foreign corporation in particular states or foreign countries.

     Due to the increasing popularity and use of the Internet and other online services, it is possible that a number of laws and regulations may be adopted with respect to the Internet or other online services covering issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. The adoption of new laws or the application of existing laws may decrease the growth in the use of the Internet, which could in turn decrease the demand for the Company's services, increase the Company's cost of doing business or otherwise have a material adverse effect on the Company's business, results of operations and financial condition.


     ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION.

     (a) Plan of Operation.

     Management plans to solicit customers from the greater Coachella Valley area of the Inland Basin/Palm Springs regions of California, a region currently under-serviced for purposes of Internet and electronic commerce applications. This will be accomplished through print media advertisement and by word-of-mouth through existing contacts of the two employed personnel.

     There are currently only three local Internet Service Providers in the Company's general vicinity (the Coachella Valley) and approximately one dozen web design firms. Clarion Internet's "Desert Yellow Pages" listing service will be presented in an electronic Internet "yellow pages"-type directory allowing businesses to list their services and products and contact information, as well as links to other hosted web pages for their particular business. No such service is currently provided in the Company's locale, and as such, the Company's potential for expansion is great.

    	The Company has already solicited clients for listing on its DesertYellowPages.com website, and has received tentative commitments from some of these businesses to list. The commitments are in the form of agreements to pay the proposed fees charged, with a first month's fee assessed upon sign-up, in addition to a one-time, associated charge for preparation and setup of the website listing. The Company has chosen not to collect these charges until the product is prepared and delivered to the customer, at which time the pre-agreed fees are due and payable, and the customer's information will be displayed on the website. None of these customers have been asked to pay as of September 30, 1999, because the site had not been formalized for purposes of displaying actual customer listings. Once DesertYellowPages.com is completed and prepared for commercial use, then these customers will constitute the initial listing resource and will provide immediate income for the Company. This will aid the Company in meeting its revenue goals, and will establish a cadre of satisfied customers, who should in turn refer clients to the site.

     Based upon the low monthly overhead associated with current operations, the Company believes that it has sufficient cash on hand to meet its anticipated needs for working capital, capital expenditures and business expansion for the next six months of operations, before any revenues are obtained. Should the business expand, and if the needs of the clientele require further equipment support, the Company will need to raise additional capital. Shirley Bethurum, the Secretary and a director of the Company, has committed to interest-free (if converted into common stock of the Company) advances of the Company's operating costs, until such time as the Company can generate sufficient revenues and/or an alternate source of funding is secured. This agreement calls for a line of credit of $50,000, starting in December, 1999, and limited to a maximum draw of $4,000 per month. Sums borrowed under this agreement are convertible by Ms. Bethurum into Common Stock of the Company, at the Company's most recent private placement share issuance price, potentially allowing for recognition of the added risk associated with stock that is restricted against transfer in the public marketplace for a period of one year, as Ms. Bethurum's stock would be, should she elect to convert (A copy of the Funding Agreement is included as Exhibit 10.2).

     The Company's auditor has issued an opinion regarding the Company's ability to continue as a going concern. The auditor's opinion notes that the Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. The Company's management believes that the Company will be able to establish revenues sufficient for it to continue as a going concern, and, as a contingency, the Company has secured a commitment from its Secretary and Director, Ms. Shirley Bethurum, to advance sufficient funds, in the interim, so as to enable the Company's operations and expansion during such period (See "Business of Issuer"). Notwithstanding the foregoing, there is substantial doubt regarding the Company's ability to continue as a going concern, and as such, the Company is substantially dependent upon its ability to generate sufficient revenues to cover its operating costs.

     If the business is unable to expand as planned, then the monthly expenses will be very limited, as no additional employees or consultants will be hired, and the commitment of Mrs. Bethurum should be more than sufficient to maintain any ongoing overhead, including office rent, telephone and internet connectivity charges and website hosting fees. If these expenses are in excess of the $4,000 per month that is committed by Mrs. Bethurum, or if for some reason the commitment becomes unavailable, then the Company will have to cancel some or all of these expenses, and will likely be forced to discontinue its business.

     If the Company needs to raise additional funds in order to fund expansion, develop new or enhanced services or products, respond to competitive pressures or acquire complementary products, businesses or technologies, any additional funds raised through the issuance of equity or convertible debt securities, the percentage ownership of the stockholders of the Company will be reduced, stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those
of the Company's Common Stock.   The Company does not currently have any
contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain covenants which would restrict the Company's operations. There can be no assurance that additional financing will be available on terms favorable to the Company, or at all. If adequate funds are not available or are not available on acceptable terms, the Company may not be able to continue in business, or to a lesser extent, not be able to take advantage of acquisition opportunities, develop or enhance services or products or respond to competitive pressures.

     The Company intends to hire additional employees as and only if the volume of business increases. The Company currently does not expect to purchase or sell any of its equipment, since it owns no equipment. The computer equipment to be utilized is equipment owned by the Officers of the Company, and such equipment is anticipated to be sufficient for the first twelve months of operation.

     As of the date of this filing, no sales revenue has been generated by the Company. Accordingly, no table showing percentage breakdown of revenue by business segment or product line is included.

     Year 2000 Disclosure.

     The Year 2000 issue is the potential for system and processing failures of date-related data and the result of computer-controlled systems using two digits rather than four to define the applicable year. For example, computer programs that have time-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failure or miscalculations causing disruptions of operations, including, among other things, a temporary inability to process transaction The Company may be affected by Year 2000 issues related to non-compliant information technology ("IT") systems or non-IT systems operated by the Company or by third parties.

     Based on a recent and ongoing assessment, the Company has determined that it will require only off-the-shelf software utilizing a Microsoft Windows platform for all of its computer requirements. The Company plans to design its own website, utilizing software from Microsoft. This is the only system the Company has assessed for Year 2000 compliance. The Company has not yet completed its assessment of internal and external (third-party) IT systems and non-IT systems, but expects to complete such assessment by October 31, 1999. At this point, the Company is not currently aware of any Year 2000 problems relating to systems operated by the Company or by third parties that would materially affect the Company's business, results of operations or financial condition. Based on its assessment to date, the Company does not anticipate that costs associated with remediating the Company's non-compliant IT systems or non-IT systems will be material, although there can be no assurance to such effect. Such a failure could prevent the Company from operating its business, prevent users from accessing the Company's website, or change the behavior of advertising customers or persons accessing the Company's website.

     In an effort to evaluate and reduce its exposure in this area, the Company intends to make an inquiry of vendors and other business partners about their progress in identifying and addressing problems that their computer systems may face in correctly processing date information related to the Year 2000. In particular, the Company will seek to obtain statements from a substantial majority of its vendors that they are Year 2000 compliant or are unaffected by "date sensitive" information. The Company estimates that this process, including analysis of responses and follow-up queries will be completed on or before October 31, 1999.

     The Company believes that the primary business risks in the event of such failure, utilizing the worst-case scenario, would include, but not be limited to, loss of potential revenues, increased operating costs, loss of customers or persons accessing the Company's website, or other business interruptions of a material nature, as well as claims of mismanagement, misrepresentation, or breach of contract, any of which could have a material adverse effect on the Company's business, results of operations and financial condition. In anticipation of such risks, the Company has formulated a contingency plan which includes the identification of an alternate Internet Service Provider to provide uninterrupted service to the Company's website in the event of a Year 2000 malfunction on the part of the Company's present Internet Service Provider. To avoid any potential claims of mismanagement, misrepresentation and/or breach of contract, the Company's management will keep accurate and complete records of all of its accounts, commitments and dealings with third-party contractors, customers and service providers.


     ITEM 3.   DESCRIPTION OF PROPERTY.

     The Company presently maintains its principal place of business at 44489 Town Center Way, Suite D487, Palm Desert, California 92260, a space provided to the Company, free of charge, by its Secretary, Shirley Bethurum. Additionally, the Company sub-lets space located at 44915 Golf Center Parkway, Suite 2, Indio, California 92001. The rent for this space is $300 per month, on a month-to-month basis.

     Management believes that this space is suitable for the Company's needs for the next twenty-four months.


     ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.

     (a) Security ownership of certain beneficial owners. The table below identifies any individual (including any "group") who is known to the Company to be the beneficial owner of more than five percent of any class of the small business issuer's voting securities:

Title of       Name and address              Amount and nature   Percentage
class          of beneficial                 of beneficial       of class
               Owner                         ownership

Common         Matthew Blansett              200,000             13.33%
               30540 San Eljoy
               Cathedral City, CA  92234

Common         Shirley Bethurum              200,000             13.33%
               P.O. Box  3456
               Galveston, TX 77551

Common         Alice Neville                 120,000              8.0%
               315 John Henry Drive
               Henderson, Nevada 89014

Common         Mark Neville                  120,000              8.0%
               315 John Henry Drive
               Henderson, Nevada 89014

Common         Susan McCabe                  120,000              8.0%
               1475 Terminal Way, Suite E
               Reno, Nevada 89502

Common         Jessica Santoro               120,000              8.0%
               6871 Soldela Drive
               Las Vegas, Nevada 89115

Common         Nancy Jones                   120,000              8.0%
               1475 Terminal Way, Suite E
               Reno, Nevada 89502


     (b) Security ownership of management. The table below sets forth the ownership by all directors and nominees, each of the named executive officers of the Company, and all directors and executive officers of the registrant as a group.

Title of       Name and address              Amount and nature   Percentage
class          of beneficial                 of beneficial       of class
               Owner                         ownership

Common         Matthew Blansett              200,000             13.33%
               30540 San Eljoy
               Cathedral City, CA  92234

Common         Shirley Bethurum              200,000             13.33%
               P.O. Box  3456
               Galveston, TX 77551

Common         All Officers and
               Directors as a Group
               (two persons)                 400,000             26.66%


     There are no agreements between or among any of the shareholders which would restrict the issuance of shares in a manner that would cause any change of control of the Company. There are no voting trusts, pooling arrangements or similar agreements in place between or among any of the shareholders, nor do the shareholders anticipate the implementation of such an agreement in the near term.


     ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     (a) Directors and Executive Officers:

     Matthew Blansett, 35, has been President and a Director of the Company since its inception. Mr. Blansett has been teaching in the Desert Sands Unified School District since 1994. Mr. Blansett has taught language and technology-related courses, and has been involved with the school district's Language Assessment Team, its Technology Committee and its Technology Pilot Project. Mr. Blansett received his Bachelors of Arts in Education and Psychology from Central State University, Edmond, Oklahoma, in 1989. He has also completed the required course work for his Masters in Education, in Instructional Technology, from the California State University, at San Bernardino.

     Mr. Blansett has extensive education and experience in Internet service, web design and computer technology. He is currently employed full time as the "Technology Mentor for the Year 2000" of the Desert Sands Unified School District. His responsibilities include setup of each classroom within the district with Internet access, web page design for each teacher, Internet usage instruction for staff and students and classes on design and creation of web pages. Mr. Blansett presently devotes 20-40 hours per week, depending upon the needs of the Company, to furthering the business of the Company.

     Shirley Bethurum, 71, has been Secretary and a Director of the Company since its inception. Ms. Bethurum has been a principal of several start-up companies. Her experience and skills include office management, manufacturing design and equipment purchase, purchase and supply management, direct sales and advertising implementation, warehouse management and fulfillment, new product introduction and start-up and financial management. Since 1978, Ms. Bethurum has been the general manager of Bethurum Research and Development, a pharmaceutical and laboratory company which develops, manufactures, markets and sells several environmentally-safe and FDA-registered products including Easy-Ivy(TM), Itch be Gone(TM), Beach-Aid(TM), Inter-Fear-On-Magic(TM) and Bushwhacker(TM).

     Ms. Bethurum's responsibilities with Clarion will include business organization, marketing, servicing and processing orders using telephone sales and "800" telephone numbers, orders and processing via facsimile and business commerce on the Internet. In addition, Ms. Bethurum will seek strategic partners for the Company to team with in the rapidly-changing Internet market place.

     During the past five years, none of the officers or directors of the Company has been subject to a bankruptcy petition, criminal conviction, or any order, judgment or decree, not subsequently reversed, suspended or vacated of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities, or found to be guilty of any securities laws infractions.

     (b) There are no significant employees who are not described as executives above, and there are no family relationships among directors, executive officers or any nominees to these positions.


     ITEM 6.   EXECUTIVE COMPENSATION.

                                       SUMMARY COMPENSATION TABLE

                           Annual compensation                Long term compensation
                                                            Awards              Payouts
Name and        Year   Salary($)    Bonus($)  Other      Restricted    Securities     LTIP      All
Principal                                     annual     stock awards  underlying     payouts   other
position                                      compensation             options/SARs   ($)       compen-
                                              (Medical)                (#)                      sation
                                                                                                ($)
 -----------------------------------------------------------------------------------------------------

Matthew         1999    12,000(1)   0         0           0            0              0         0
Blansett
(President &
Director)

Shirley         1999       0        0         0           0            0              0         0
Bethurum
(Secretary &
Director)


The existing directors of the Company currently serve on a non-compensated basis.

      (1) Mr. Blansett has agreed to defer his salary, allowing it to accrue until the Company is able to generate sufficient cash flow funds to pay Mr. Blansett's salary.



     ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     Matthew Blansett (President) and Shirley Bethurum (Secretary) are currently the owner-operators of the business, and each of them owns 200,000 shares or 13.33% of the issued and outstanding stock. The salary for Mr. Blansett, $1,000 per month (deferred) was not established by arms-length negotiations and may not be equivalent to salaries of persons in similar positions in competitive companies.

     During the preceding year, the company conducted an offering under Rule 504, raising a total of $25,000 in cash. This offer was conducted by the officers of the company and no compensation was paid to either of them for the funds raised. Expenses of the offering were legal and accounting, and were satisfied from the proceeds of the offering in the amount of $4,000. Neither the law firm nor the accounting firm have any equity interest in the company.


     ITEM 8.   DESCRIPTION OF SECURITIES.

     There is only one class of stock, common, each share having equal and identical rights to every other share for purposes of dividends, liquidation preferences, voting rights and any other attributes of a company's common stock. No voting trusts or any other arrangement for preferential voting exist among any of the shareholders, and there are no restrictions in the bylaws or articles of incorporation precluding issuance of further common stock or requiring any liquidation preferences, voting rights or dividend priorities with respect to this class of stock. As of May 31, 1999, there were 1,500,000 shares issued and outstanding.

     Each share of Common Stock entitles the holder thereof to one vote, either in person or by proxy, at a meeting of shareholders. The holders are not entitled to vote their shares cumulatively. Accordingly, the holders of more than 50% of the issued and outstanding shares of Common Stock can elect all of the directors of the Company.

     All shares of common Stock are entitled to participate ratably in dividends when and as declared by the Company's Board of Directors out of the funds legally available therefor. Any such dividends may be paid in cash, property or additional shares of Common Stock. The Company has not paid any dividends since its inception and presently anticipates that no dividends will be declared in the foreseeable future. Any future dividends will be subject to the discretion of the Company's Board of Directors and will depend upon, among other things, future earnings, the operating and financial condition of the Company, its capital requirements, general business conditions and other pertinent facts. Therefore, there can be no assurance that any dividends on the Common Stock will be paid in the future.

     Holders of Common Stock have no preemptive rights or other subscription rights, conversion rights, redemption or sinking fund provisions. In the event of the dissolution, whether voluntary or involuntary, of the Company, each share of Common Stock is entitled to share ratably in any assets available for distribution to holders of the equity securities of the Company after satisfaction of all liabilities.


                                   PART II

     ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS.

A.  Market Information

     The Common Stock of the Company is currently not traded on any formal or national securities exchange. There is no trading market for the Company's Common Stock at present and there has been no trading market to date. At this time, management has not undertaken any discussions, preliminary or otherwise, with any prospective market maker concerning the participation of such market maker in the aftermarket for the Company's securities. However, the Company may initiate such discussions in the future following receipt of an effective date for this Registration Statement, at which time the Company expects its securities to trade on the NASDAQ Over-The-Counter Bulletin Board ("OTC BB").

     (i) There is currently no Common Stock which is subject to outstanding options or warrants to purchase, or securities convertible into, the Company's Common Stock.

     (ii) There is currently no common stock of the Company which could be sold under Rule 144 under the Securities Act of 1933 as amended or that the registrant has agreed to register for sale by security holders.

     (iii) There is currently no common equity that is being or is proposed to be publicly offered by the registrant, the offering of which could have a material effect on the market price of the issuer's common equity.

B.  Holders

     As of the date of this filing, the Company has approximately 24 shareholders of record. Seven shareholders bought common stock of the Company in a Rule 504 offering made in the State of New York under its exemption statutes, with an opening Form D being filed with the Securities and Exchange Commission on March 29, 1999. A closing Form D notice was then timely filed on April 5, 1999, closing the offering before the NASD's April 7, 1999 deadline. The shares resulting from the 504 offering were issued without restrictions as to resale. As of the date of this filing, twelve shareholders have unrestricted stock (1,000,000 shares), and twelve shareholders have restricted stock (500,000 shares) that would be subject to Rule 144 exemptions at some point in the future. None of these restricted shares are eligible for trading prior to January 12, 2000.

     Applicability of Low-Priced Stock Risk Disclosure Requirements.

     The securities of the Company will be considered low-priced or "designated" securities under rules promulgated under the Exchange Act. Penny Stock Regulation Broker-dealer practices in connection with transactions in "Penny Stocks" are regulated by certain rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risk associated with the penny stock market. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer must make a written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. When the Registration Statement becomes effective and the Company's securities become registered, the stock will likely have a trading price of less than $5.00 per share and will not be traded on any national exchanges. Therefore, the Company's stock will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

C.  Dividend Policy

     The Company has not paid any dividends to date. In addition, it does not anticipate paying dividends in the immediate foreseeable future. The Board of Directors of the Company will review its dividend policy from time to time to determine the desirability and feasibility of paying dividends after giving consideration to the Company's earnings, financial condition, capital requirements and such other factors as the board may deem relevant.

D.  Reports to Shareholders

     The Company intends to furnish its shareholders with annual reports containing audited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law. Upon the effectiveness of this Registration Statement, the Company will be required to comply with periodic reporting, proxy solicitation and certain other requirements by the Securities Exchange Act of 1934.

E.  Transfer Agent and Registrar

     The Transfer Agent for the shares of common voting stock of the Company is Alexis Stock Transfer, Inc., 42450 Bob Hope Drive, Suite 225, Rancho Mirage, California 92270.


     ITEM 2.   LEGAL PROCEEDINGS.

     To the best knowledge of the officers and directors of the Company, neither the Company nor any of its officers or directors is a party to any material legal proceeding or litigation and such persons know of no other material legal proceeding or litigation contemplated or threatened. There are no judgments against the Company or its officers or directors. None of the officers or directors has been convicted of a felony or misdemeanor relating to securities or performance in corporate office.


     ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     None.


     ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.

     On April 5, 1999, the Company completed a public offering of shares of Common Stock in the State of New York pursuant to Regulation D, Rule 504 of the Securities Act of 1933, as amended. The Offering resulted in 1,000,000 new shares of the Company's Common Stock being issued to seven unaffiliated shareholders of record, for a total of $25,000 cash. The shares were sold by the officers and directors of the Company who did not receive any commissions from such sales. The total costs of the Offering were $4,000, comprised of legal fees, transfer agent's fees and printing and engraving costs. The net offering proceeds to the Company, after deducting the total expenses, were $21,000. The Company filed an original Form D with the Securities and Exchange Commission on or about March 29, 1999.


     ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Article V of the Articles of Incorporation provides that no director of the Company shall have personal liability to the corporation or to its shareholders for damages for any breach of duty in such capacity, provided, however, that the provisions shall not eliminate or limit:

     (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or

     (b)  the payment of dividends in violation of NRS 78.300.



                             PART F/S FINANCIAL.

                            CLARION INTERNET, INC.

                        (A DEVELOPMENT STAGE COMPANY)


                             FINANCIAL STATEMENTS
                                 (Unaudited)

                                June 30, 1999

                            CLARION INTERNET, INC.

                                Balance Sheet
                                June 30, 1999


                                    ASSETS

                                             June 30
                                             1999
                                             --------

CURRENT ASSETS:
     Cash                               $    18,931
                                             --------
  TOTAL CURRENT ASSETS                  $    18,931
                                             --------

OTHER ASSETS:                           $       0
                                             --------

  TOTAL OTHER ASSETS                    $       0
                                             --------

     TOTAL ASSETS                       $    18,931
                                             ========


                     Unaudited - Management Purposes Only

                            CLARION INTERNET, INC.

                                Balance Sheet
                                June 30, 1999


                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                  1999
                                                -------

CURRENT LIABILITIES:

     Accounts Payable                          $    0

     Salaries Payable                          $  1,000

TOTAL CURRENT LIABILITIES                      $  1,000
                                                -------


                             STOCKHOLDERS' EQUITY

Common stock, $.0001 par value
Authorized 100,000,000 shares
Issued and Outstanding
1,500,000 shares                               $   150

Additional Paid-In Capital                     $24,900

Deficit Accumulated during
Development Stage                              $(7,119)

Total Stockholders' Equity                     $17,931
                                                -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                           $18,931
                                                =======


                     Unaudited - Management Purposes Only

                            CLARION INTERNET, INC.

                           Statement of Operations
                        For month ended June 30, 1999


                                                  Inception to
                                   6/30/1999      6/30/1999


REVENUE:

Revenue from operations            $  0           $  0
                                   ---------      --------

Total Revenue                      $  0           $  0
                                   ---------      --------

EXPENSES:

Accounting Fees                    $  1,500       $  1,500

Legal Fees                                           2,500

Transfer Fees                                        1,500

Rent                                    300            300

Salaries Expense                      1,000          1,000

Telephone                               319            319
                                   ---------      --------

Total Expenses                     $  3,119       $  7,119
                                   ---------      --------

Net Income (Loss)                  $ (3,119)      $ (7,119)
                                   =========      =========


                     Unaudited - Management Purposes Only

                            CLARION INTERNET, INC.

                           Statements of Cash Flows
                                June 30, 1999

                                   For Period of
                                   May 31, 1999 to          Inception to
                                   June 30, 1999            June 30, 1999
                                   ---------------          ---------------

CASH FLOWS FROM
OPERATING ACTIVITIES:
Net Loss                           $  (3,119)               $  (6,519)
Adjustments to reconcile
Net loss to net cash
Provided by operating
Activities.
Common stock issued for
Services                           $     0
                                   ---------------          ---------------

Changes in assets and
Liabilities:

     Increase in current
     Assets

     Increase in current
     liabilities                   $   1,000				                1,000
                                   ---------------          ---------------

Net cash used in
Operating activities               $     0

Cash Flows from
Investing Activities               $     0

Cash Flows from
Financing Activities
Issuance of common
Stock for cash                     $     0                  $  25,050
                                   ---------------          ---------------

Net increase (decrease)
in cash                            $     0

Cash,
Beginning of period                $  21,050                $     0
                                   ---------------          ---------------
Cash,
End of period                      $  18,931                $  18,931
                                   ===============          ===============


                     Unaudited - Management Purposes Only

                            CLARION INTERNET, INC.

                        (A DEVELOPMENT STAGE COMPANY)


                             FINANCIAL STATEMENTS

                                     From

                         Inception (January 8, 1999)

                                      To

                                 May 31, 1999

                              TABLE OF CONTENTS




INDEPENDENT AUDITORS' REPORT                                1

ASSETS                                                      2

LIABILITIES AND STOCKHOLDERS' EQUITY                        3

STATEMENT OF OPERATIONS                                     4

STATEMENT OF STOCKHOLDERS' EQUITY                           5

STATEMENT OF CASH FLOWS                                     6

NOTES TO FINANCIAL STATEMENTS                               7 - 10

                               DEMIAN & COMPANY
                         Certified Public Accountants

60 Walnut Avenue   Suite 100                 Office  (732) 382-5888
Clark, New Jersey 07066                      Fax No (732) 815-7810


                         INDEPENDENT AUDITORS' REPORT


Board of Directors                                      June 15, 1999
Clarion Internet Inc.
44489 Town Center Way
#D487
Palm Desert, CA 92260


We have audited the accompanying Balance Sheet of Clarion Internet Inc. (A Development Stage Company), as of May 31, 1999, and the related statements of operations, stockholders' equity and cash flows for the partial period of January 8, 1999 (Corporate inception) through May 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Clarion Internet Inc. (A Development Stage Company) as of May 31, 1999 and the results of its operations and cash flows for the partial period May 31, 1999, in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note #5. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Peter Demian
Peter Demian, CPA

Demian & Company
Certified Public Accountants

                            CLARION INTERNET, INC.
                        (A Development Stage Company)


                                BALANCE SHEET
                                    ASSETS

                                             May 31,
                                             1999
                                             --------

CURRENT ASSETS:
     Cash                               $    21,050
                                             --------
  TOTAL CURRENT ASSETS                  $    21,050
                                             --------

OTHER ASSETS:                           $       0
                                             --------

  TOTAL OTHER ASSETS                    $       0
                                             --------

     TOTAL ASSETS                       $    21,050
                                             ========


        See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                        (A Development Stage Company)


                                BALANCE SHEET
                     LIABILITIES AND STOCKHOLDERS' EQUITY

                                                  1999
                                                -------

CURRENT LIABILITIES:

     Accounts Payable                          $    0

TOTAL CURRENT LIABILITIES                      $    0
                                                -------


                        STOCKHOLDERS' EQUITY (Note 1)

Common stock, $.0001 par value
Authorized 100,000,000 shares
Issued and Outstanding
1,500,000 shares                               $   150

Additional Paid-In Capital                     $24,900

Deficit Accumulated during
Development Stage                              $(4,000)

Total Stockholders' Equity                     $21,050
                                                -------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                           $21,050
                                                =======


        See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                        (A Development Stage Company)


                           STATEMENT OF OPERATIONS

                                             From inception to
                                             May 31, 1999
                                             ------------

INCOME:                                     $  0
                                             ------------

EXPENSES:

    Legal Fees                              $ 2,500
    Transfer Fees                           $ 1,500
                                            ------------

         Total Expenses                     $ 4,000
                                            ------------

Net Profit/Loss (-)                         $(4,000)
                                            ============

Net Profit/Loss (-)
Per weighted
Share (Note 1)                              $ (.003)

Weighted average
Number of common
shares outstanding                          1,500,000
                                            ============


        See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                        (A Development Stage Company)


                 STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY



                                                      Additional       Accumu-
                                 Common Stock         paid-in          lated
                               Shares     Amount      Capital          Deficit
                               -------    ------      ----------       --------

Inception date of
January 8, 1999                500,000    $ 50

Common stock
issued in Limited offering
for $ 0.025 per share        1,000,000    $100        $ 24,900

Net loss Period ended
May 31, 1999                                                          $ (4,000)
                               ------------------------------------------------

Balance, May 31, 1999        1,500,000    $150        $ 24,900        $ (4,000)



        See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                        (A Development Stage Company)

                           STATEMENTS OF CASH FLOWS


                                                 For Period of
                                                 January 8, 1999
                                                 To May 31, 1999
                                                 _______________

CASH FLOWS FROM
OPERATING ACTIVITIES:
Net Loss                                         $  (4,000)
Adjustments to reconcile
Net loss to net cash
Provided by operating
Activities.
Common stock issued for
Services                                         $     0
                                                 _______________

Changes in assets and
Liabilities:

    Increase in current Assets	             	    $     0

    Increase in current
    liabilities                                  $     0
                                                 _______________

Net cash used in
Operating activities                             $     0

Cash Flows from
Investing Activities                             $     0

Cash Flows from
Financing Activities
Issuance of common
Stock for cash                                   $ 25,050
                                                 _______________

Net increase (decrease)
in cash                                          $ 25,050

Cash,
Beginning of period                              $    0
                                                 _______________

Cash,
End of period                                    $ 21,050
                                                 ===============



        See accompanying notes to financial statements & audit report

                            CLARION INTERNET, INC.
                        (A Development Stage Company)

                        NOTES TO FINANCIAL STATEMENTS

                                May 31, 1999



NOTE 1- HISTORY AND ORGANIZATION OF THE COMPANY

     On January 8, 1999, Clarion Internet, Inc.( the "Company") was incorporated under the laws of the State of Nevada. The Company currently has no operations and, in accordance with SFAS #7, is considered a development stage company. The Company is presently developing an Internet web template to list local Coachella business services in an electronic Internet "yellow pages"-type directory allowing business owners to list their products and services, contact information and, if the business owner wishes, links to additional, hosted web pages about their particular business.

     The Company is presently interviewing potential employees for sales positions, marketing companies to assist with design and production of sales material and Internet providers and individuals to facilitate web technology and design.

     The Company has already contacted several businesses and received commitments for listing on the Company's Internet "Desert Yellow Pages". The Company has also applied for and received registration of the domain name "DesertYellowPages.com" and has initiated the design and development of its Internet website.


NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Method

     The Company records income and expenses using the accrual method of accounting.

     Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Cash Equivalents

     For the purpose of the statements of cash flows, all highly liquid investments with a maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of May 31, 1999.

     Income Taxes

     Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109, (SFAS # 109), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount.

     Organization Costs

     Costs incurred to organize the Company will be expensed as incurred.

     Loss Per Share

     Net loss per share is provided in accordance with Statement of Financial Accounting Standards No 128 (SFAS # 128), "Earning Per Share". Basis loss per share is computed by dividing losses available to common stockholders' by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilutive common stock equivalents had been converted to common stock. As of May 31, 1999, the Company had no dilutive common stock equivalents such as stock options.

     Year End

     The Company has selected December 31, as its year end.

     Year 2000 Disclosure

     The year 2000 issue is the result of computer programs being written using two digits rather that four digits to define the applicable year. Computer programs that have time sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculations causing disruption of normal business activities.

     Based on a recent and ongoing assessment, the Company has determined that it will require only off-the-shelf software utilizing a Microsoft Windows platform for all of its computer requirements. The Company presently believes that with modifications to existing off-the shelf software or conversions to new software, the year 2000 issue will not pose a significant operational problem and will not materially affect future financial results.

     The Company currently anticipates purchasing new off-the-shelf year 2000 compatible software within the near future, which is prior to any anticipated impact on its operating systems. The total cost of this new software is not anticipated to be a material expense to the Company at this time. However, there can be no guarantee that these new off-the-shelf software products will be adequately modified, which could have a material adverse effect on the Company's results of operations.


NOTE 3-INCOME TAXES

     There is no provision for income taxes for the period ended May 31, 1999, due to the net loss and no state income tax in the state of the Company's domicile and operations, Nevada. The Company's total deferred tax asset as of May 31, 1999 is as follows:

              Net operating loss carry forward        $  4,000
              Federal tax rate                             15%
                                                      ---------
              Deferred tax asset                           600
              Valuation Allowance                         (600)
                                                      ---------
                   Net deferred tax asset             $    0
                                                      =========

     The federal net operating loss carry forward will expire in various amounts from 2016 to 2017. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry forwards will expire unused. Accordingly, the potential tax benefits of the loss carry forwards are offset by a valuation allowance of the same amount. There is no State tax asset as Nevada has no Corporate state income tax.


NOTE 4- SHAREHOLDERS' EQUITY

     Common Stock

     As of January 8, 1999, Clarion Internet, Inc. authorized 100,000,000 shares of common stock with a $0.0001 par value. 500,000 of these shares were issued to the company's officers.

     On March 29, 1999, Clarion Internet, Inc. had a limited offering of 1,000,000 shares for $.025 per share and raised $ 25,000.

     Total shares issued and outstanding are 1,500,000 as of report date.

     Preferred Stock

     CLARION INTERNET, INC. has no preferred stock.


NOTE 5- GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern which contemplates the realization of assets and liquidation of liabilities in the normal course of business. The Company has not established revenues sufficient to cover its operating costs and allow it to continue as a going concern. Until that time, Shirley Bethurum, the Secretary and a director of the Company, has committed to interest-free (if converted into common stock of the Company) advances of the Company's operating costs, until such time as the Company can generate sufficient revenues to allow it to continue as a going concern and/or an alternate source of funding is secured. Ms. Bethurum has entered into a line-of-credit agreement with the Company, calling for advances totaling $50,000, at a maximum drawable rate of $4,000 per month. If the Company's funding commitments are not met, then outside or third-party investors will be solicited. If no suitable lenders or investors are identified, the Company could become bankrupt.


NOTE 6- RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property from its officers or directors. An officer has provided minimal office space and services without charge. Such costs are immaterial to the financial statements and accordingly are not reflected herein. In addition, the Company's Secretary, Ms. Shirley Bethurum, has entered into a line-of-credit agreement with the Company, calling for interest-free (if converted into common stock of the Company) advances totaling $50,000, at a maximum drawable rate of $4,000 per month. Sums borrowed under this agreement are convertible by Ms. Bethurum into Common Stock of the Company, at the Company's most recent private placement share issuance price, potentially allowing for recognition of the added risk associated with stock that is restricted against transfer in the public marketplace for a period of one year, as Ms. Bethurum's stock would be, should she elect to convert. Should Ms. Bethurum not elect to convert into common stock any sums advanced under the line-of-credit agreement, the Company would repay Ms. Bethurum any sums advanced, plus simple interest at a rate of 10%, with such repayments to become due proportionally one year from the date of each advance. (A copy of the Funding Agreement is included with this filing as Exhibit 10.2).

     The officers and directors are involved in other business activities and most likely will become involved in other business activities in the future. If a specific business opportunity becomes available, such persons may face a conflict of interest. A Company policy for handling such a conflict has not yet been formulated.


NOTE 7- WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common stock.

                                   PART III

         FINANCIAL STATEMENTS AND EXHIBITS.

         (a)  FINANCIAL STATEMENTS

              Interim Statement for June 30, 1999 (unaudited)
              Audited Financial Statement for May 31, 1999


         (b)  EXHIBITS

          3.1  Articles of Incorporation, dated January 9, 1999
          3.2  Bylaws, adopted on January 12, 1999
         10.1  Employee / Contractor Agreement for Matthew Blansett
         10.2  Line-of-Credit Funding Agreement
         27    Financial Data Schedule


                                  SIGNATURES


In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant has caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                            CLARION INTERNET, INC.


Date:  October 25, 1999       By:  /s/ Matthew Blansett
                                       Matthew Blansett
                                       President, Chairman


Date:  October 25, 1999       By:  /s/ Shirley Bethurum
                                       Shirley Bethurum
                                       Secretary, Director

Exhibit 3.1   Articles of Incorporation


                          ARTICLES OF INCORPORATION

                                      OF

                               CLARION INTERNET


         I.   The name of this corporation is CLARION INTERNET.

         II. The Resident Agent of this corporation for the transaction of business, until changed according to law, shall be the following:

                   Nevada Business Services
                   675 Fairview Dr. #246
                   Carson City, NV 89701

         III. This corporation may engage in any lawful activity or activities in Nevada and throughout the world.

         IV. The total authorized capital stock of this corporation is -- One Hundred Million -- shares, each share having $0.0001 par value. All of the voting power of the capital stock of this corporation shall be subject to assessment and no holder of any share or shares shall have preemptive rights to subscribe to any or all issues of shares of other securities of this corporation.

         V. The directors, officers and stockholders of this corporation are indemnified from any personal liability for damages including costs of developing records, investigator fees and attorney fees, if any, for breach of fiduciary duty or civil suit as a director or officer, but does no eliminate or limit the liability for: (a) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law or (b) the payment of dividends in violation of NRS 78.300.

         VI. The members of the governing board of this corporation shall be styled directors, and they shall be one in number until changed either by (1) an amendment to the Articles of Incorporation of this corporation, or (2) the adoption of By-Laws, and from time to time amendments thereunto increasing or decreasing the number of directors, but in no case shall the number of directors be smaller than one or the number of stockholders, whichever shall be the least. The name and address of the person who is appointed to act as the first director of this corporation is as follows:

                   Shirley Bethurum
                   675 Fairview Dr. #246
                   Carson City, NV 89701

         VII.  This corporation is to have perpetual existence.

         VIII. The name and address of the first incorporator of this corporation is as follows:

                   Mary Ann Dickens
                   675 Fairview Dr. #246
                   Carson City, NV 89701

         The powers of the incorporator are to terminate upon filing of these Articles of Incorporation.

         IN WITNESS WHEREOF, the undersigned incorporator has executed these Articles of Incorporation of Clarion Internet on this 8th day of January, 1999.


                                                 /s/ Mary Ann Dickens
                                                 Incorporator



STATE OF NEVADA    )
                   )    ss
CARSON CITY        )



         On this 8th day of January, 1999, before me, James W. Hume, a Notary Public in and for said County and State, personally appeared Mary Ann Dickens, known to me to be the person whose name is subscribed to the foregoing instrument, and who duly acknowledged to me that she executed the same for the purposes therein mentioned.

         IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal in the County and State, the day and year in this Certificate first above written.


         [SEAL]                                  /s/ James Hume
                                                 NOTARY PUBLIC

Exhibit 3.2   Bylaws of the Company


                                    BYLAWS

                                      OF

                              "CLARION INTERNET"
                             (the "Corporation")


                                  Article I.

                                    Office

     The Board of Directors shall designate and the Corporation shall maintain a principal office. The location of the principal office may be changed by the Board of Directors. The Corporation also may have offices in such other places as the Board may from time to time designate. The location of the initial principal office of the Corporation shall be designated by resolution.


                                Article II.

                           Shareholders Meetings

1. Annual Meetings

     The annual meeting of the shareholders of the Corporation shall be held at such place within or outside the State of Nevada as shall be set forth in compliance with these Bylaws. The meeting shall be held between the 8th and 15th of January of each year. If such day is a legal holiday, the meeting may be on the next business day. This meeting shall be for the election of Directors and for the transaction of such other business as may properly come before it.

2. Special Meetings

     Special meetings of shareholders, other than those regulated by statute, may be called by the President upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Written notice of such meeting stating the place, the date and hour of the meeting, the purpose or purposes for which it is called, and the name of the person by whom or at whose direction the meeting is called shall be given.

3. Notice of Shareholders Meetings

     The Secretary shall give written notice stating the place, day, and hour of the meeting, and in the case of a special meeting, the purpose or purposes for which the meeting is called, which shall be delivered not less than ten or more than fifty days before the date of the meeting, either personally or by mail to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the shareholder at his address as it appears on the books of the Corporation, with postage thereon prepaid. Attendance at the meeting shall constitute a waiver of notice thereof.

4. Place of Meeting

     The Board of Directors may designate any place, either within or without the State of Nevada, as the place of meeting for any annual meeting or for any special meeting called by the Board of Directors. A waiver of notice signed by all shareholders entitled to vote at a meeting may designate any place, either within or without the State of Nevada, as the place for the holding of such meeting. If no designation is made, or if a special meeting is otherwise called, the place of meeting shall be the principal office of the Corporation.

5. Record Date

     The Board of Directors may fix a date not less than ten nor more than sixty days prior to any meeting as the record date for the purpose of determining shareholders entitled to notice of and to vote at such meetings of the shareholders. The transfer books may be closed by the Board of Directors for a stated period not to exceed fifty days for the purpose of determining shareholders entitled to receive payment of any dividend, or in order to make a determination of shareholders for any other purpose.

6. Quorum

     A majority of the outstanding shares of the Corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At a meeting resumed after any such adjournment at which a quorum shall be present or represented, any business may be transacted, which might have been transacted at the meeting as originally noticed.

7. Voting

     A holder of an outstanding share, entitled to vote at a meeting, may vote at such meeting in person or by proxy. Except as may otherwise be provided in the currently filed Articles of incorporation, every shareholder shall be entitled to one vote for each share standing in his name on the record of shareholders. Except as herein or in the currently filed Articles of Incorporation otherwise provided, all corporate action shall be determined by a majority of the vote's cast at a meeting of shareholders by the holders of shares entitled to vote thereon.

8. Proxies

     At all meetings of shareholders, a shareholder may vote in person or by proxy executed in writing by the shareholder or by his duly authorized attorney-in-fact. Such proxy shall be filed with the Secretary of the Corporation before or at the time of the meeting. No proxy shall be valid after six months from the date of its execution.

9. Informal Action by Shareholders

     Any action required to be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by a majority of the shareholders entitled to vote with respect to the subject matter thereof.


                                Article III.

                             Board Of Directors

1. General Powers

     The business and affairs of the Corporation shall be managed by its Board of Directors. The Board of Directors may adopt such rules and regulations for he conduct of their meetings and the management of the Corporation as they appropriate under the circumstances. The Board shall have authority to authorize changes in the Corporation's capital structure.

2. Number, Tenure and Qualification

     The number of Directors of the Corporation shall be a number between one and five, as the Directors may by resolution determine from time to time. Each of the Directors shall hold office until the next annual meeting of shareholders and until his successor shall have been elected and qualified.

3. Regular Meetings

     A regular meeting of the Board of Directors shall be held without other notice than by this Bylaw, immediately after and, at the same place as the annual meeting of shareholders. The Board of Directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than this resolution.

4. Special Meetings

     Special meetings of the Board of Directors may be called by order of the Chairman of the Board or the President. The Secretary shall give notice of the time, place and purpose or purposes of each special meeting by mailing the same at least two days before the meeting or by telephone, telegraphing or telecopying the same at least one day before the meeting to each Director. Meeting of the Board of Directors may be held by telephone conference call.

5. Quorum

     A majority of the members of the Board of Directors shall constitute a quorum for the transaction of business, but less than a quorum may adjourn any meeting from time to time until a quorum shall be present, whereupon the meeting may be held, as adjourned, without further notice. At any meeting at which every Director shall be present, even though without any formal notice, any business may be transacted.

6. Manner of Acting

     At all meetings of the Board of Directors, each Director shall have one vote. The act of a majority of Directors present at a meeting shall be the act of the full Board of Directors, provided that a quorum is present.

7. Vacancies

     A vacancy in the Board of Directors shall be deemed to exist in the case of death, resignation, or removal of any Director, or if the authorized number of Directors is increased, or if the shareholders fail, at any meeting of the shareholders, at which any Director is to be elected, to elect the full authorized number of Director to be elected at that meeting.

8. Removals

     Directors may be removed, at any time, by a vote of the shareholders holding a majority of the shares outstanding and entitled to vote. Such vacancy shall be filled by the Directors then in office, though less than a quorum, to hold office until the next annual meeting or until his successor is duly elected and qualified, except that any directorship to be filled by election by the shareholders at the meeting at which the Director is removed. No reduction of the authorized number of Directors shall have the effect of removing any Director prior to the expiration of his term of office.

9. Resignation

     A Director may resign at any time by delivering written notification thereof to the President or Secretary of the Corporation. A resignation shall become effective upon its acceptance by the Board of Directors; provided, however, that if the Board of Directors has not acted thereon within ten days from the date of its delivery, the resignation shall be deemed accepted.

10. Presumption of Assent

     A Director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action(s) taken unless his dissent shall be placed in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the Secretary of the Corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a Director who voted in favor of such action.

11. Compensation

     By resolution of the Board of Directors, the Directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors or a stated salary as Director. No such payment shall preclude any Director from serving the Corporation in any other capacity and receiving compensation therefor.

12. Emergency Power

     When, due to a national disaster or death, a majority of the Directors are incapacitated or otherwise unable to attend the meetings and function as Directors, the remaining members of the Board of Directors shall have all the powers necessary to function as a complete Board, and for the purpose of doing business and filling vacancies shall constitute a quorum, until such time as all Directors can attend or vacancies can be filled pursuant to these Bylaws.

13. Chairman

     The Board of Directors may elect from its own number a Chairman of the Board, who shall preside at all meetings of the Board of Directors, and shall perform such other duties as may be prescribed from time to time by the Board of Directors. The Chairman may by appointment fill any vacancies on the Board of Directors.


                                Article IV.

                                  Officers

1. Number

     The Officers of the Corporation shall be a President, one or more Vice Presidents, and a Secretary Treasurer, each of whom shall be elected by a majority of the Board of Directors. Such other Officers and assistant Officers as may be deemed necessary may be elected or appointed by the Board of Directors. In its discretion, the Board of Directors may leave unfilled for any such period as it may determine any office except those of President and Secretary. Any two or more offices may be held by the same person. Officers may or may not be Directors or shareholders of the Corporation.

2. Election and Term of Office

     The Officers of the Corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after each annual meeting of the shareholders. If the election of Officers shall not be held at such meeting, such election shall be held as soon thereafter as convenient. Each Officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3. Resignations

     Any Officer may resign at any time by delivering a written resignation either to the President or to the Secretary. Unless otherwise specified therein, such resignation shall take effect upon delivery.

4. Removal

     Any Officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the Corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an Officer or agent shall not of itself create contract rights. Any such removal shall require a majority vote of the Board of Directors, exclusive of the Officer in question if he is also a Director.

5. Vacancies

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, or if a new office shall be created, may be filled by the Board of Directors for the un-expired portion of the term.

6. President

     The President shall be the chief executive and administrative Officer of the Corporation. He shall preside at all meetings of the stockholders and, in the absence of the Chairman of the Board, at meetings of the Board of Directors. He shall exercise such duties as customarily pertain to the office of President and shall have general and active supervision over the property, business, and affairs of the Corporation and over its several Officers, agents, or employees other than those appointed by the Board of Directors. He may sign, execute and deliver in the name of the Corporation powers of attorney, contracts, bonds and other obligations, and shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

7. Vice President

     The Vice President shall have such powers and perform such duties as may be assigned to him by the Board of Directors or the President. In the absence or disability of the President, the Vice President designated by the Board or the President shall perform the duties and exercise the powers of the President. A Vice President may sign and execute contracts and other obligations pertaining to the regular course of his duties.

8. Secretary

     The Secretary shall keep the minutes of all meetings of the stockholders and of the Board of Directors and, to the extent ordered by the Board of Directors or the President, the minutes of meetings of all committees. He shall cause notice to be given of meetings of stockholders, of the Board of Directors, and of any committee appointed by the Board. He shall have custody of the corporate seal and general charge of the records, documents and papers of the Corporation not pertaining to the performance of the duties vested in other Officers, which shall at all reasonable times be open to the examination of any Directors. He may sign or execute contracts with the President or a Vice President thereunto authorized in the name of the Corporation and affix the seal of the Corporation thereto. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

9. Treasurer

     The Treasurer shall have general custody of the collection and disbursement of funds of the Corporation. He shall endorse on behalf of the Corporation for collection checks, notes and other obligations, and shall deposit the same to the credit accounts to any Director of the Corporation upon application at the office of the Corporation during business hours; and, whenever required by the Board of Directors or the President, shall render a statement of his accounts. He shall perform such other duties as may be prescribed from time to time by the Board of Directors or by the Bylaws.

10. Other Officers

     Other Officers shall perform such duties and shall have such powers as may be assigned to them by the Board of Directors.

11. Salaries

     The salaries or other compensation of the Officers of the Corporation shall be fixed from time to time by the Board of Directors, except that the Board of Directors may delegate to any person or group of persons the power to fix the salaries or other compensation of any subordinate Officers or agents. No Officer shall be prevented from receiving any such salary or compensation by reason of the fact that he is also a Director of the Corporation.

12. Surety Bonds

     In case the Board of Directors shall so require, any Officer or agent of the Corporation shall execute to the Corporation a bond in such sums and with such surety or sureties as the Board of Directors may direct, conditioned upon the faithful performance of his duties to the Corporation, including responsibility for negligence and for the accounting for all property, moneys or securities of the Corporation, which may come into his hands.


                                 Article V.

                   Contracts, Loans, Checks And Deposits

1. Contracts

     The Board of Directors may authorize any Officer or Officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the Corporation and such authority may be general or confined to specific instances.

2. Loans

     No loan or advance shall be contracted on behalf of the Corporation, no negotiable paper or other evidence of its obligation under any loan or advance shall be issued in its name, and no property of the Corporation shall be mortgaged, pledged, hypothecated or transferred as security for the payment of any loan, advance, indebtedness or liability of the Corporation unless and except as authorized by the Board of Directors. Any such authorization may be general or confined to specific instances.

3. Deposits

     All funds of the Corporation not otherwise employed shall be deposited from time to time to the credit of the Corporation in such banks, trust companies or other depositories as the Board of Directors may select, or as may be selected by an Officer or agent of the Corporation authorized to do so by the Board of Directors.

4. Checks and Drafts

     All notes, drafts, acceptances, checks, endorsements and evidence of indebtedness of the Corporation shall be signed by such Officer or Officers or such agent or agents of the Corporation and in such manner as the Board of Directors from time to time may determine. Endorsements for deposits to the credit of the Corporation in any of its duly authorized depositories shall be made in such manner as the Board of Directors may from time to time determine.

5. Bonds and Debentures

     Every bond or debenture issued by the Corporation shall be in the form of an appropriate legal writing, which shall be signed by the President or Vice President and by the Treasurer or by the Secretary, and sealed with the seal of the Corporation. The seal may be facsimile, engraved or printed. Where such bond or debenture is authenticated with the manual signature of an authorized Officer of the Corporation or other trustee designated by the indenture of trust or other agreement under which such security is issued, the signature of any of the Corporation's Officers named thereon may be facsimile. In case any Officer who signed, or whose facsimile signature has been used on any such bond or debenture, shall cease to be an Officer of the Corporation for any reason before the same has been delivered by the Corporation, such bond or debenture may nevertheless be adopted by the Corporation and issued and delivered as though the person who signed it or whose facsimile signature has been used thereon had not ceased to be such Officer.


                                 Article VI

                               Capital Stock

1. Certificate of Share

     The shares of the Corporation shall be represented by certificates prepared by the Board of Directors and signed by the President. The signatures of such Officers upon a certificate may be facsimiles if the certificate is countersigned by a transfer agent or registered by a registrar other than the Corporation itself or one of its employees. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock transfer books of the Corporation. All certificates surrendered to the Corporation for transfer shall be canceled except that in case of a lost, destroyed or mutilated certificate, a new one may be issued therefor upon such terms and indemnity to the Corporation as the Board of Directors may prescribe.

2. Transfer of Shares

     Transfer of shares of the Corporation shall be made only on the stock transfer books of the Corporation by the holder of record thereof or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation, and on surrender for cancellation of the certificate for such shares. The corporation authorizes the transfer of shares without medallion guarantee, such transfers will be guaranteed by the Corporation. The person in whose name shares stand on the books of the Corporation shall be deemed by the Corporation to be the owner thereof for all purposes.

3. Transfer Agent and Registrar

     The Board of Directors of shall have the power to appoint one or more transfer agents and registrars for the transfer and registration of certificates of stock of any class, and may require that stock certificates shall be countersigned and registered by one or more of such transfer agents and registrars.

4. Lost or Destroyed Certificates

     The Corporation may issue a new certificate to replace any certificate theretofore issued by it alleged to have been lost or destroyed. The Board of Directors may require the owner of such a certificate or his legal representative to give the Corporation a bond in such sum and with such sureties as the Board of Directors may direct to indemnify the Corporation as transfer agents and registrars, if any, against claims that may be made on account of the issuance of such new certificates. A new certificate may be issued without requiring any bond.

5. Consideration for Shares

     The capital stock of the Corporation shall be issued for such consideration as shall be fixed from time to time by the Board of Directors. In the absence of fraud, the determination of the Board of Directors as to the value of any property or services received in full or partial payment of shares shall be conclusive.

6. Registered Shareholders

     The Corporation shall be entitled to treat the holder of record of any share or shares of stock as the holder thereof, in fact, and shall not be bound to recognize any equitable or other claim to or on behalf of this Corporation to any and all of the rights and powers incident to the ownership of such stock at any such meeting, and shall have power and authority to execute and deliver proxies and consents on behalf of this Corporation in connection with the exercise by this Corporation of the rights and powers incident to the ownership of such stock. The Board of Directors, from time to time, may confer like powers upon any other person or persons.


                                Article VII.

                              Indemnification

     No Officer or Director shall be personally liable for any obligations of the Corporation or for any duties or obligations arising out of any acts or conduct of said Officer or Director performed for or on behalf of the Corporation. The Corporation shall and does hereby indemnify and hold harmless each person and his heirs and administrators who shall serve at any time hereafter as a Director or Officer of the Corporation from and against any and all claims, judgments and liabilities to which such persons shall become subject by reason of his having heretofore or hereafter been a Director or Officer of the Corporation, or by reason of any action alleged to have heretofore or hereafter taken or omitted to have been taken by him as such Director or Officer, and shall reimburse each such person for all legal and other expenses reasonably incurred by him in connection with any such claim or liability, including power to defend such persons from all suits or claims as provided for under the provisions of the Nevada Revised Statutes; provided, however, that no such persons shall be indemnified against, or be reimbursed for, any expense incurred in connection with any claim or liability arising out of his own negligence or willful misconduct. The rights accruing to any person under the foregoing provisions of this section shall not exclude any other right to which he may lawfully be entitled, nor shall anything herein contained restrict the right of the Corporation to indemnify or reimburse such person in any proper case, even though not specifically herein provided for. The Corporation, its Directors, Officers, employees and agents shall be fully protected in taking any action or making any payment, or in refusing so to do in reliance upon the advice of counsel.


                               Article VIII.

                                  Notice

     Whenever any notice is required to be given to any shareholder or Director of the Corporation under the provisions of the Articles of Incorporation, or under the provisions of the Nevada Statutes, a waiver thereof in writing signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Attendance at any meeting shall constitute a waiver of notice of such meetings, except where attendance is for the express purpose of objecting to the holding of that meeting.


                                Article IX.

                                Amendments

     These Bylaws may be altered, amended, repealed, or new Bylaws adopted by a majority of the entire Board of Directors at any regular or special meeting. Any Bylaw adopted by the Board may be repealed or changed by the action of the shareholders.


                                 Article X.

                                Fiscal Year

     The fiscal year of the Corporation shall be fixed and may be varied by resolution of the Board of Directors.


                                Article XI.

                                 Dividends

     The Board of Directors may at any regular or special meeting, as they deem advisable, declare dividends payable out of the surplus of the Corporation.


                                Article XII.

                               Corporate Seal

     The seal of the Corporation shall be in the form of a circle and shall bear the name of the Corporation and the year of incorporation.


January  12, 1999



/s/ Shirley Bethurum
Shirley Bethurum, Secretary

Exhibit 10.1  Employee / Contractor Agreement for Matthew Blansett

                       Employee / Contractor Agreement

     Agreed this first day of June, 1999 between Clarion Internet, Inc. and Matthew Blansett. Matthew Blansett agrees to provide valuable services to and for Clarion Internet on a regular and monthly basis for a period of one year or until termination by mutual consent by both parties. Clarion Internet agrees to pay Matthew Blansett a base monthly fee equal to $1,000.00. Said fee shall accrue until Clarion Internet has sufficient cash flow funds to pay Matthew Blansett.

So stated and agreed to this first day of June, 1999




       /s/                                              /s/
Clarion Internet                                 Matthew Blansett

Exhibit 10.2  Line-of-Credit Funding Agreement


                              FUNDING AGREEMENT

     This agreement is entered into between Clarion Internet, Inc. (the "Company") and Shirley Bethurum ("Investor") with respect to funds to be provided to the Company by Investor.

     The Company is currently a development stage company and as such may require additional funding and capital in the course of its growth to continue its operations and expansion.

     Investor, an officer and director of the Company, agrees to provide funds to the Company under the following terms acceptable to the Company:


     Maximum Funding Available          $50,000

     Maximum Amount per Advance         $4,000 per month

     First Date Available               December 1, 1999

     Interest Rate                      None, so long as the loan is
                                        converted into company common stock,
                                        at the choice of the Company or
                                        Investor, otherwise at 10% simple.

     Repayment                          Proportional, one year from first
                                        drawdown


Convertibility Rights:

     The Company may elect to repay the amounts advanced by issuance of common stock according to the following terms and conditions:

     1) Upon 15 days' notice to Investor demanding conversion, and if Investor does not so elect, the Company may, at its option, elect to repay the amounts advanced plus interest, at 10% simple.

     2) Investor may, at her option, elect to convert the amounts advanced into common stock of the Company at the then-most-recent private placement price for sales of common stock (currently $0.025 per share). As of the date of this agreement, that reference would be to the "504" offering conducted March 29, 1999.



Accepted and agreed this 30th day of July, 1999

CLARION INTERNET, INC.



/s/ Matthew Blansett                   /s/ Shirley Bethurum
Matthew Blansett,                      Shirley Bethurum,
President and Director                 Secretary and Director


INVESTOR


/s/ Shirley Bethurum
Shirley Bethurum